SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C.  20549


                         SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                       Pharmacopeia, Inc.
                        (Name of Issuer)


                Common Stock, $0.0001 par value
                 (Title of Class of Securities)


                            71713B104
                         (CUSIP Number)





                     Kevin A. Quinn, Esq.
                 Schering-Plough Corporation
                      One Giralda Farms
                   Madison, NJ  07940-1000
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                     December 21, 1995
              (Date of Event which Requires
                Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:


Check the following box if a fee is being paid with this
Statement:

                                                 X

    SCHEDULE 13D


CUSIP No.   71713B104


 (1)   NAMES OF REPORTING PERSONS

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Schering Corporation

 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)  __

                                                         (b)  __
 (3)   SEC USE ONLY

 (4)   SOURCE OF FUNDS
           WC

 (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              __
 (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           New Jersey

                          (7)   SOLE VOTING POWER
   NUMBER OF SHARES                732,558
   BENEFICIALLY OWNED
   BY EACH REPORTING      (8)   SHARED VOTING POWER
   PERSON WITH                     None

                          (9)   SOLE DISPOSITIVE POWER
                                   732,558

                         (10)   SHARED DISPOSITIVE POWER
                                   None

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
             732,558

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES*

                                                             __

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               7.6%
(14)   TYPE OF REPORTING PERSON*
             CO

                * SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.
   Security and Issuer.

     The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, $0.0001 par value (the "Common Stock"), of Pharmacopeia, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 101 College Road East, Princeton, New Jersey 08540.

Item 2.     Identity and Background.

     This Statement is being filed by Schering Corporation (the
"Reporting Person"), a New Jersey corporation and a wholly owned subsidiary of Schering-Plough Corporation, a New Jersey corporation ("SPC").

     The Reporting Person is engaged in the manufacturing and marketing of prescription drugs in the United States and has its principal office at 2000 Galloping Hill Road, Kenilworth, New Jersey 07033. SPC is a holding company whose operating subsidiaries are engaged in the discovery, development, manufacturing and marketing of pharmaceutical and health care products and has its principal office at One Giralda Farms, Madison, New Jersey 07940-1000.

     For information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Person and SPC, reference is made to Schedule I attached hereto which is incorporated herein by reference.

     During the last five years, none of the Reporting Person, SPC nor any person named in Schedule I attached hereto has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds required for the purchase of 732,558 shares of the Issuer's Common Stock was $14,000,000. The
Reporting Person obtained such funds from working capital.

Item 4.     Purpose of Transaction.

     The Reporting Person purchased the shares of Common Stock of the Issuer for investment purposes.

Item 5.     Interest in Securities of the Issuer.

     (a) The Issuer's Registration Statement on Form S-1 filed with respect to its initial public offering of shares of Common Stock states that 9,651,013 shares of Common Stock were issued and outstanding immediately following the initial public offering on December 5, 1995. The Reporting Person is the beneficial owner of 732,558 shares of Common Stock, representing 7.6% of the outstanding shares of Common Stock. 232,558 shares of Common Stock were purchased on December 21, 1995.

     (b) The Reporting Person has sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock stated to be beneficially owned by it in
Item 5(a).

     (c)     Except as described herein, none of the Reporting
Person, SPC nor any other person referred to in Schedule I attached hereto has effected any transactions in the Common Stock during the past sixty days.

     (d) The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock stated to be beneficially owned by it in Item 5(a).

     (e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of Issuer.

     None of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; except that an affiliate of the Reporting Person is a party to a research collaboration agreement with the Issuer (the "Collaboration Agreement"). Pursuant to the Collaboration Agreement, the Reporting Person may be obligated to purchase $6,000,000 worth of Common Stock in December 1996 at a 20% premium above then-market value. The Reporting Person has certain demand and piggyback registration rights with respect to the shares of Common Stock held by it. A copy of the Collaboration Agreement is incorporated herein by reference as
Exhibit 1.

Item 7.     Material to Be Filed as Exhibits.

     1.     Collaboration Agreement (incorporated by reference to
Exhibit 10.11 of the Issuer's Registration Statement  No. 33-
98246 on Form S-1 dated October 17, 1995).
                         SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  December 21, 1995


                                   SCHERING CORPORATION

                                   By:  /s/ Kevin A. Quinn
                                        Kevin A. Quinn
                                        Secretary

                           SCHEDULE I


A.     DIRECTORS AND EXECUTIVE OFFICERS OF SCHERING CORPORATION

     The name, business address and present principal occupation or employment of each of the directors and executive officers of Schering Corporation are set forth below. Each person identified below is employed by Schering Corporation. The business address of each person identified below is Schering Corporation, 2000 Galloping Hill Road, Kenilworth, New Jersey 07033. Directors are identified by an asterisk. Unless otherwise indicated below, all directors and executive officers listed below are citizens of the United States.

                                Present Principal Occupation or
Name and Citizenship                      Employment


Robert E. Baldini  Vice President; President, Key Pharmaceuticals

Alfredo M. Blanco  Vice President; Senior Vice President - Latin
                   America, Far East and Middle East, Schering-
                   Plough International

E. S. Brokken, D.M.V.  Vice President; Vice President - Research,
                   Schering-Plough Research Institute

Rodolfo C. Bryce*  Vice President; President, Schering-Plough
                   International

Leonard Camarda    Vice President; Senior Vice President, Health
                   Care Strategy

Raul E. Cesan*     President and Chairman of the Board;
                   President, Schering-Plough Pharmaceuticals

J. Martin Comey    Vice President; Vice President -
                   Administration and Business Development

Donald R. Conklin  Vice President; President, Schering-Plough
                   HealthCare Products

Joseph C. Connors  Vice President; Senior Vice President and
                   General Counsel

Hugh A. D'Andrade  Vice President; Executive Vice President -
                   Administration

Eugene P. Desimone Controller; Senior Vice President, Planning &
                   Administration, Schering Laboratories

Martin Driscoll    Vice President; Vice President - Key
                   Pharmaceuticals
Manfred Gebhard    Vice President; Senior Director - Finance and
                   Administration, Schering-Plough Animal Health

Alexander Giaquinto,  Vice President; Senior Vice President,
PhD                Worldwide Regulatory Affairs, Schering-Plough
                   Research Institute

Kathleen Hurtado   Vice President; Vice President - Marketing &
                   Sales Oncology/Biotech, Schering Laboratories

Raman Kapur        Vice President; Vice President - Generics,
                   Schering Laboratories

Raul Kohan         Vice President; President, Schering-Plough
                   Animal Health

H-J. Kummer        Vice President; Senior Vice President -
                   Europe/Canada, Schering-Plough International

Thomas C. Lauda    Vice President; Senior Vice President, Global
                   Marketing, Schering-Plough International

Robert S. Lyons    Vice President; Vice President - Corporate
                   Information Services

Paula Morgan       Vice President; Vice President -
                   Marketing/Sales Services, Schering
                   Laboratories

James R. Nelson    Vice President; Staff Vice President and
                   Associate General Counsel - Patents and
                   Trademarks

Daniel A. Nichols  Vice President and Assistant Treasurer; Senior
                   Vice President - Taxes

John E. Nine       Vice President; President, Schering Technical
                   Operations - Schering-Plough Pharmaceuticals

Gordon C. O'Brien  Vice President; Senior Vice President - Human
                   Resources

Cecil B. Pickett   Vice President; Executive Vice President -
                   Discovery Research

David Poorvin, PhD Vice President; Vice President - Business
                   Development, Schering-Plough Pharmaceuticals

Kevin A. Quinn     Vice President and Secretary (See also Item B
                   below)

Bruce Rodda        Vice President; Vice President - Research
                   Administration, Schering-Plough Research
                   Institute
John P. Ryan       Vice President; Vice President - Human
                   Resources, Schering-Plough Pharmaceuticals

Jonathan Spicehandler  Vice President; President, Schering-Plough
                   Research Institute

Robert J. Spiegel, MD  Vice President; Senior Vice President -
                   Worldwide Clinical Research, Schering-Plough
                   Research Institute

David Stout*       Vice President; President, Schering
                   Laboratories

Colin Turnbull     Vice President; Vice President -
                   Pharmacoeconomic and Scientific Affairs,
                   Schering-Plough Pharmaceuticals

Dennis White       Vice President; Vice President - Managed Care,
                   Schering-Plough Pharmaceuticals

Anthony Wolfe      Vice President; Vice President, Technical
                   Operations, Schering-Plough International

Jack L. Wyszomierski  Vice President and Treasurer (See also Item
                   B below)

Richard Zahn       Vice President; Senior Vice President -
                   Marketing and Sales, Schering Laboratories

B.  DIRECTORS AND EXECUTIVE OFFICERS OF SCHERING-PLOUGH
    CORPORATION

     The name, business address and present principal occupation or employment of each of the directors and executives officers of Schering-Plough Corporation are set forth below. Unless otherwise indicated, each person identified below is employed by a subsidiary of Schering-Plough Corporation and the address of each individual identified below is Schering-Plough Corporation, One Giralda Farms, Madison, New Jersey 07940-1000. Directors are identified by an asterisk. Unless otherwise indicated below, all directors and executive officers listed below are citizens of the United States.

Name and Address          Present Principal Occupation or
  (Citizenship)                      Employment

Hans W. Becherer*      Chairman and Chief Executive Officer of
Deere & Company        Deere & Company (a manufacturer of mobil
John Deere Road        power machinery and a supplier of
Moline, IL  61265      financial and health care services)

Raul E. Cesan          Executive Vice President; President of
(Argentina)            Schering-Plough Pharmaceuticals

J. Martin Comey        Vice President - Administration and
                       Business Development

Donald R. Conklin      Executive Vice President; President of
                       Schering-Plough HealthCare Products

Joseph C. Connors      Senior Vice President and General Counsel

Hugh A. D'Andrade*     Executive Vice President - Administration

Geraldine U. Foster    Senior Vice President - Investor Relations
                       and Corporate Communications

David C. Garfield*     Retired

Regina E. Herzlinger*  Professor of Business Administration,
Harvard Business School   Harvard Business School
Soldiers Field Road
Baker Library 163
Boston, MA  02163

Harold R. Hiser, Jr.   Executive Vice President - Finance

Thomas H. Kelly        Vice President and Controller

Richard J. Kogan*      President and Chief Operating Officer

Robert P. Luciano*     Chairman and Chief Executive Officer

Robert S. Lyons        Vice President - Corporate Information
                       Services

H. Barclay Morley*     Retired

General Carl E. Mundy  Retired

Daniel A. Nichols      Senior Vice President - Taxes

Gordon C. O'Brien      Senior Vice President - Human Resources

Richard de J. Osborne* Chairman, Chief Executive Officer and
ASARCO, Inc.           President of ASARCO Incorporated (non-
180 Maiden Lane        ferrous metals producer)
New York, NY  10038

Kevin A. Quinn         Staff Vice President, Secretary and
                       Associate General Counsel

Patricia F. Russo*     President, AT&T Global Business
AT&T Global Business   Communication Systems
Communications Systems
211 Mt. Airy Road
Room 3C151
Basking Ridge, NJ  07920

William A. Schreyer*   Retired

R. J. Ventres*         Retired

Robert F. W. van Oordt Chairman of the Executive Board,
NV Koninklijke KNP BT  NV Koninklijke KNP BT (producer of paper,
Paalbergweg 2          board and packaging products, and
1105 AG Amsterdam ZO   distributor of graphic paper, graphic and
P.O. Box 23456         information systems and office products)
100 DZ Amsterdam ZO
The Netherlands
(The Netherlands)

James Wood*            Chairman and Chief Executive Officer of
The Great Atlantic &   The Great Atlantic & Pacific Tea Company,
Pacific Tea Co., Inc.  Inc. (supermarkets)
2 Paragon Drive
Montvale, NJ  07645

Jack L. Wyszomierski   Vice President and Treasurer